82-2317

# Interim Report

as of March 31, 2004



Deutsche Bank

# Deutsche Bank — The Group at a Glance

| | Three months ended | |
|---|---|---|
| | **Mar 31, 2004** | Mar 31, 2003 |
| Share price at period end | **€ 67.65** | € 38.50 |
| Share price high | **€ 77.77** | € 47.90 |
| Share price low | **€ 62.20** | € 32.97 |
| Basic earnings per share | **€ 1.81** | € (0.37) |
| Basic shares outstanding (average), in m. | **521** | 587 |
| Return on average shareholders' equity (post-tax) | **13.2%** | (2.9)% |
| Adjusted return on average active equity (post-tax)[1] | **15.1%** | (2.6)% |
| Pre-tax return on average shareholders' equity | **22.0%** | 3.1% |
| Cost/income ratio[2] | **72.6%** | 87.7% |
| | **€ m.** | € m. |
| Total revenues | **6,154** | 4,994 |
| Provision for loan losses | **123** | 380 |
| Total noninterest expenses | **4,470** | 4,380 |
| Income before income tax expense and cumulative effect of accounting changes | **1,561** | 234 |
| Net income (loss) | **941** | (219) |
| Underlying revenues | **5,921** | 5,570 |
| Provision for credit losses | **141** | 350 |
| Operating cost base | **4,400** | 4,277 |
| Underlying pre-tax profit | **1,377** | 950 |
| Underlying pre-tax return on average active equity | **21.5%** | 12.9% |
| Underlying cost/income ratio | **74.3%** | 76.8% |
| | **Mar 31, 2004** | Dec 31, 2003 |
| | **€ bn.** | € bn. |
| Total assets | **878.1** | 803.6 |
| Loans, net | **145.6** | 144.9 |
| Shareholders' equity | **28.6** | 28.2 |
| BIS core capital ratio (Tier I) | **10.1%** | 10.0% |
| | **Number** | Number |
| Branches | **1,553** | 1,576 |
| thereof in Germany | **828** | 845 |
| Employees (full-time equivalent) | **66,877** | 67,682 |
| thereof in Germany | **29,170** | 29,857 |
| Long-term rating | | |
| Moody's Investors Service, New York | **Aa3** | Aa3 |
| Standard & Poor's, New York | **AA–** | AA– |
| Fitch Ratings, New York | **AA–** | AA– |

[1] The reconciliation of average active equity and adjusted net income (loss) is provided on pages 27 and 28 of this report.

[2] Total noninterest expenses as a percentage of net interest revenues before provision for loan losses plus noninterest revenues.

Due to rounding, numbers presented throughout this document may not add up precisely to the totals we provide and percentages may not precisely reflect the absolute figures.

Ladies and Gentlemen,

The first quarter of 2004 was highly successful for Deutsche Bank. We are now reaping the benefits of the transformation of our business platform over the past two years, and we are well placed to sustain our good momentum.

We have significantly improved our profitability. Pre-tax profits in the first quarter were € 1.6 billion, compared to € 234 million in the same period last year. Net income was € 941 million, an improvement of € 1.2 billion over the first quarter 2003. This is our best-ever result since converting to U.S. GAAP, and reflects two decisive factors: the increased operating strength of our business, and significantly lower exposure to charges on alternative investments. Our risk management strategy also made a key contribution. Provisions for credit losses declined for the sixth consecutive quarter.

Our revenue momentum is strong. In the first quarter, we reported total revenues of € 6.2 billion, up 23% on the same period in 2003. Revenue growth was particularly encouraging in Corporate Banking & Securities, above all in the key areas of sales & trading and origination. We are well-positioned to take advantage of further profitable growth opportunities in key regions of the world. We delivered strong growth in Asia-Pacific, with record performances in some business areas. We made substantial gains in the all-important North American market. This momentum shows clearly that we are well on the way to deliver on 'phase two' of our strategic agenda.

Cost discipline remains tight. Our cost-income ratio for the quarter was 73%, compared to 82% for the full year 2003. We made further progress in reducing non-compensation costs. An increase in compensation costs reflected higher accruals for incentive-driven remuneration, as a result of our strong business performance.

All our businesses contributed significantly to the first quarter's record profits. The Corporate and Investment Bank (CIB) continued to strengthen its position, and delivered strong profit growth, adjusting for a one-time gain on the disposal of parts of our custody business last year. Private Clients and Asset Management (PCAM) grew income before taxes by 51% compared to the same period of 2003. In Germany, I was particularly pleased by the turnaround in Private and Business Clients achieved over the past two years; this business has been transformed into a highly profitable and successful platform. The profitability of Corporate Investments (CI) also improved significantly, reflecting our success in reducing our exposure to alternative assets.

Asset quality continues to improve substantially. In the first quarter this year, the provision for credit losses fell to € 141 million – 25% lower than the fourth quarter, and 60% lower than the first quarter last year. Problem loans continue to decline, and our coverage ratio remains strong.

Above all, I am pleased to report a significant growth in returns to you, our shareholders. Adjusted return on average active equity (post-tax) in the first quarter of 2004 was 15.1%, compared to 5.2% for the financial year 2003. Our strong earnings allowed us to accelerate the momentum of our share buyback program, with the repurchase of 12 million shares, or 2% of our capital, during the quarter. At the same time, our capital strength remains outstanding, with a core capital ratio of 10.1%.

We have delivered very strong results. We have built a platform which is well-positioned to deliver sustained, profitable growth. We remain confident that, with continued stability and positive development in the global economy and the world's financial markets, we will maintain this good progress, and deliver on the challenging goals we have set ourselves.

Yours sincerely,

Josef Ackermann
Spokesman of the Board of Managing Directors and
Chairman of the Group Executive Committee

Frankfurt am Main, April 2004

## Discussion of Results

### Net Income (Loss)

In the first quarter of 2004, we started to reap the benefits of our transformation agenda over the last two years. Net income of € 941 million (1Q03: net loss of € 219 million) reflected the significantly improved profitability of our leaner business platform, and also our reduced exposure to charges or write-downs on alternative investments. Adjusted return on average active equity (post-tax) was 15% in the current quarter and basic earnings per share increased to € 1.81 (with diluted earnings per share of € 1.67).

Income tax expense of € 597 million increased by € 174 million due to significantly higher taxable pre-tax income. Current quarter sales of equity securities resulted in a € 23 million reversal of 1999/2000 credits for tax rate changes (1Q 2003: € 30 million). Excluding the reversal-effect our effective tax rate was 38% in the first quarter of 2004 (including the reversal-effect our effective tax rate was 40%).

### Income before Income Tax Expense and Cumulative Effect of Accounting Changes

Reported income before income tax expense was € 1.6 billion compared to € 234 million in the first quarter of 2003 and underlying pre-tax profit, which excludes certain non-underlying items (see page 27 for details), was € 1.4 billion, up 45% on last year's first quarter (€ 950 million). Underlying pre-tax return on average active equity improved by 9 percentage points to 22%. These best-ever quarterly results since conversion to U.S. GAAP reflect the increased operating strength of our businesses and represent very good progress towards our targets.

### Total Revenues before Provision for Loan Losses

Total reported revenues were € 6.2 billion, while underlying revenues of € 5.9 billion increased by € 351 million over the first quarter of 2003. Revenues were adversely impacted by foreign currency translation, especially on our U.S. dollar based revenues, and the effects from the deconsolidation of non-core businesses, primarily the Global Securities Services (GSS) business. The growth reflected our strong revenue momentum, which was especially encouraging in our sales & trading and origination areas as well as in our PCAM businesses.

Net interest revenues of € 1.4 billion were € 88 million higher than in the first quarter of 2003, and trading revenues increased by € 251 million to € 2.0 billion. On a combined basis, net interest and trading revenues of € 3.4 billion were up € 339 million, or 11%, on the same period in 2003. Interest and trading revenues from our sales & trading areas continued to be very strong, even though market conditions were less favorable for certain businesses. Approximately half of the increase in net interest and trading revenues was attributable to PCAM's guaranteed value mutual funds business, which was consolidated in last year's third quarter subsequent to the introduction of FIN 46. Effective March 31, 2004, the Group adopted the revised version of FIN 46 (FIN 46 (R)). As a result of this adoption, most of these funds were deconsolidated.

Commission and fee revenues increased by € 91 million to € 2.4 billion, mainly due to higher brokerage fees which grew by € 69 million, or 13%, to € 581 million in the current quarter. Most of the increase was generated by our Sales & Trading (equities) business and by our Private Wealth Management business. In addition, underwriting and advisory fees of € 402 million were up € 59 million, or 17%, compared to last year's first quarter, with the growth primarily attributable to equity origination. Partly offsetting these increases were lower fees from fiduciary activities. This decrease was mainly attributable to the sale of most of our GSS business in the first quarter of 2003.

Net gains on securities available for sale of € 65 million arose primarily from gains of € 50 million from sales from our industrial holdings portfolio. In last year's first quarter, net losses of € 396 million on securities available for sale primarily related to write-downs for other-than-temporary impairments on investments in EFG Eurobank Ergasias S.A., Fiat S.p.A. and mg technologies ag.

Net income from equity method investments was € 163 million in the first quarter of 2004, mostly attributable to structured transactions in our sales & trading areas and to Asset and Wealth Management's (AWM's) real estate business. In addition, approximately € 57 million of the total related to investments held by Corporate Investments (CI). In the first quarter of last year, net loss from equity method investments was € 646 million. Virtually all of last year's loss was attributable to CI investments, most notably the complete write-off of our investment in Gerling-Konzern Versicherungs-Beteiligungs-AG.

Other noninterest revenues of € 63 million reflected revenues from the sale of loans of approximately € 80 million, previously deferred gains of € 45 million from the sale of non-core businesses in 2003 and net gains from other CI investments of € 35 million. With the consolidation of AWM's guaranteed value mutual funds under FIN 46, the corresponding beneficial interest of investors (€ 140 million in the current quarter), is shown as a charge in other noninterest revenue. In the first quarter of 2003, other noninterest revenues of € 605 million included net gains of € 503 million from the sale of businesses (primarily due to the sale of the aforementioned GSS business).

**Total Provision for Loan/Credit Losses**

The total provision for credit losses was € 141 million in the first quarter of 2004, a reduction of 60% compared to € 350 million in the first quarter of 2003. The provision for the first quarter of 2004 included € 123 million for on-balance sheet risk, which is reported in the provision for loan losses line, and € 18 million for off-balance sheet exposure, which is recorded in other noninterest expenses. The decrease in our provision for credit losses is the sixth consecutive quarter of decline and reflects the overall improved credit quality of our corporate loan book and the continued success of workouts.

The total provision for credit losses is comprised of net new specific loan loss provisions, as well as net provisions for smaller-balance standardized homogeneous exposures, net country risk provisions and net other inherent losses. More than half of the total provision for credit losses in the first quarter of 2004 related to specific provisions required against a wide range of industry sectors, the largest two being utilities and manufacturing/engineering. The remaining portion of the provision for credit losses was principally driven by our homogeneous portfolio.

**Noninterest Expenses**

Noninterest expenses of € 4.5 billion were up 2% on the same period in 2003. The operating cost base of € 4.4 billion, which excludes certain noninterest expense items was 3% higher than in last year's first quarter. The increase reflected higher accruals for incentive-based compensation expenses, consistent with the stronger performance especially in our sales & trading and origination areas. This was partly offset by lower non-incentive-based compensation expenses and lower non-compensation expenses. The underlying cost/income ratio improved to 74%.

Two general observations are worth noting when comparing noninterest expenses in both quarters:

- Cost containment measures and business disposals resulted in reductions in almost all major expense categories.
- Foreign exchange rate movements had a favorable effect on the development of our noninterest expenses.

Compensation and benefits showed a net increase of € 234 million. The net increase resulted from the aforementioned higher incentive-based compensation, offset by lower severance payments and lower other compensation expenses.

The non-compensation operating cost base was € 1.6 billion compared to € 1.7 billion in last year's first quarter. The decrease by € 110 million was mainly attributable to reductions in occupancy expenses, IT expenses and communication expenses. Occupancy expenses included charges for sublease losses and other costs of eliminating excess space resulting from headcount reductions and the sale of businesses of € 32 million in the first quarter of 2004 and of € 67 million in last year's first quarter.

Remaining noninterest expenses decreased by € 33 million. The decline reflected a goodwill impairment charge of € 114 million in the first quarter of 2003, partly offset by higher provisions for off-balance sheet exposures (up € 48 million, see discussion above), increased policyholder benefits and claims (up € 22 million) and higher minority interest (up € 9 million).

## Results of Operations by Segment

The following is management's discussion of the results of our business segments: the Corporate and Investment Bank, the Private Clients and Asset Management and the Corporate Investments. See pages 16 and 20 for information regarding

- changes in management responsibility,
- changes in the framework of our management reporting systems and
- consolidated and other adjustments to the total results of operations of our business segments.

### Corporate and Investment Bank Group Division

The Corporate and Investment Bank (CIB) reported income before income taxes of € 1.2 billion, with underlying pre-tax profits of € 1.1 billion for the three months ended March 31, 2004, a 22% increase in underlying pre-tax profits compared to the same period in 2003. Underlying revenues were € 4.0 billion, up 9% on the first quarter, driven by debt and equity sales and trading.

Sales and trading (equity) produced € 786 million of net revenues in the first quarter, a 32% increase on the same period in 2003. Equity Derivative revenues remained strong, in respect to both trading and customer business, while proprietary trading activities benefited from a strategic diversification into Asia. Adverse market conditions in the first quarter of 2004 impacted Convertibles earnings, although these are showing signs of normalizing. European cash equity commission revenues increased, with Deutsche Bank maintaining its leading position on the London Stock Exchange in terms of shares traded. U.S. cash revenues increased on the back of stronger trading, while pan-European trading conditions have been more challenging following market uncertainties arising from ongoing concerns over terrorism.

Sales and trading (debt and other products) contributed € 1.9 billion in net revenues. Although net revenues were adversely impacted by the stronger Euro, they increased by over 7% on the already exceptional first quarter of last year. This was achieved against a background of sustained volatility, which drove higher customer volumes in flow products such as government bonds and particularly foreign exchange. Proprietary trading gains were a higher proportion of earnings than our longer-term average, thanks to our ability to extract relative value from markets, though client-related business remained by far the dominant source of earnings. Deutsche Bank continued to benefit from its leadership position in high-margin, high-growth fixed income market segments, including credit derivatives, emerging markets, interest rate derivatives and securitized products.

Origination and advisory net revenues were € 376 million in the first quarter, a 13% year on year increase. In equity origination, we retained a leading position in Europe, Middle East and Africa (EMEA) and had our best ever quarter in Asia Pacific, while also recording our best quarter in the U.S. for the last seven quarters. In debt origination we led the way in underwriting EMEA deals in both investment grade and high yield markets. In advisory, completed transactions in the market fell in the first quarter and while announced market volumes were stronger across the board, these were dominated by a number of industry-transforming transactions.

Loan product net revenues, at € 463 million, were in line with the first quarter in 2003. Reductions in loan volumes, along with correspondingly lower interest and fee income, were partly offset by increased syndication income.

Net revenues from transaction services decreased by € 38 million to € 495 million. Reductions due to the sale of most of our Global Securities Services business in last year's first quarter were partly offset by the first revenue impacts of the acquisition of the German domestic custody operations from Dresdner Bank.

Provision for credit losses were further reduced to € 72 million, a two-thirds reduction from the € 231 million recorded in the same period last year, reflecting the improved overall credit quality of our corporate loan book.

Noninterest expenses increased by € 336 million compared to last year's first quarter, with the operating cost base increasing by € 285 million. Compensation and benefits reflected higher accruals for incentive-based compensation to match the significantly higher underlying profitability. The non-compensation operating cost base was in line with the first quarter last year.

**Private Clients and Asset Management Group Division**

Private Clients and Asset Management (PCAM) reported income before income taxes of € 410 million for the three months ended March 31, 2004, a 51% increase over the first quarter 2003. Underlying pre-tax profit, which excludes gains from the sale of non-core businesses, increased by € 181 million or 79%.

With underlying revenues of € 2.0 billion, up 5% from the first quarter of last year, PCAM is delivering on its objective to achieve profitable growth by expanding its worldwide position in its fields of activity.

Private & Business Clients reported income before income taxes of € 255 million, an increase of 98% compared to € 128 million for the three months ended March 31, 2003. This growth demonstrates the continued progress in the transformation of this division. Underlying revenues increased € 41 million, or 4%, over the first quarter of 2003. The operating cost base decreased by € 59 million, or 7%, resulting in a significantly improved cost/income ratio of 72% compared to 80% in the first quarter 2003. Provisions for credit losses declined by € 27 million from last year's first quarter, which saw higher provisions resulting from increased delinquencies in the Mortgage Portfolio, that since normalized.

Reported income before income taxes of Asset and Wealth Management was € 155 million in this year's first quarter compared to € 143 million in the same period last year. The first quarter 2003 included a gain of € 43 million on the sale of the Passive Asset Management business. Underlying pre-tax profit increased by 54% or € 54 million primarily reflecting the significant progress in our Private Wealth Management business which resulted in higher invested assets and revenues. In addition, cost containment initiatives within our Asset Management business contributed to significant improvements in our retail and institutional businesses, particularly in the Americas and Asia/Pacific.

**Corporate Investments Group Division**

Corporate Investments (CI) reported income before income taxes of € 54 million in the first quarter of 2004, compared to a reported loss before income taxes of € 1.4 billion in the same period in 2003. This reflected the success of the strategy of de-risking the bank by reducing exposure to alternative assets, whose book value decreased by 51% to € 2.7 billion, compared to € 5.5 billion at the end of the first quarter of 2003. Net revenues of € 158 million included net gains from equity method investments and other investments of € 89 million, net gains on securities available for sale and from our industrial holdings portfolio of € 50 million, and net gains related to businesses sold totaling € 22 million. Noninterest expenses of € 98 million comprised sublease losses and other costs of eliminating excess space resulting from headcount reductions and the sale of businesses of € 32 million.

# Independent Accountants' Review Report

To the Supervisory Board of Deutsche Bank Aktiengesellschaft

We have reviewed the accompanying consolidated balance sheet of Deutsche Bank Aktiengesellschaft and subsidiaries (Deutsche Bank Group) as of March 31, 2004, and the related consolidated statements of income, comprehensive income, changes in shareholders' equity, and cash flows for the three months ended March 31, 2004 and 2003. These condensed consolidated financial statements are the responsibility of Deutsche Bank Group's management.

We conducted our review in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our reviews, we are not aware of any material modifications that should be made to the condensed consolidated financial statements referred to above for them to be in conformity with accounting principles generally accepted in the United States of America.

KPMG Deutsche Treuhand-Gesellschaft
Aktiengesellschaft Wirtschaftsprüfungsgesellschaft

Frankfurt am Main, April 29, 2004

# Consolidated Statement of Income

## Income Statement

| in € m. | Three months ended<br>Mar 31, 2004 | <br>Mar 31, 2003 |
|---|---|---|
| Interest revenues | 6,728 | 6,901 |
| Interest expense | 5,334 | 5,595 |
| **Net interest revenues** | 1,394 | 1,306 |
| Provision for loan losses | 123 | 380 |
| **Net interest revenues after provision for loan losses** | 1,271 | 926 |
| Commissions and fees from fiduciary activities | 798 | 830 |
| Commissions, broker's fees, markups on securities underwriting and other securities activities | 983 | 855 |
| Fees for other customer services | 622 | 627 |
| Insurance premiums | 31 | 29 |
| Trading revenues, net | 2,035 | 1,784 |
| Net gains (losses) on securities available for sale | 65 | (396) |
| Net income (loss) from equity method investments | 163 | (646) |
| Other revenues | 63 | 605 |
| **Total noninterest revenues** | 4,760 | 3,688 |
| Compensation and benefits | 2,816 | 2,582 |
| Net occupancy expense of premises | 305 | 366 |
| Furniture and equipment | 45 | 42 |
| IT costs | 450 | 473 |
| Agency and other professional service fees | 148 | 131 |
| Communication and data services | 156 | 169 |
| Policyholder benefits and claims | 50 | 28 |
| Other expenses | 500 | 477 |
| Goodwill impairment | – | 114 |
| Restructuring activities | – | (2) |
| **Total noninterest expenses** | 4,470 | 4,380 |
| **Income before income tax expense and cumulative effect of accounting changes** | 1,561 | 234 |
| Income tax expense | 597 | 423 |
| Reversal of 1999/2000 credits for tax rate changes | 23 | 30 |
| **Income (loss) before cumulative effect of accounting changes, net of tax** | 941 | (219) |
| Cumulative effect of accounting changes, net of tax | – | – |
| **Net income (loss)** | 941 | (219) |

## Earnings per Share

| in € | Three months ended<br>Mar 31, 2004 | <br>Mar 31, 2003 |
|---|---|---|
| **Earnings per common share** | | |
| Basic | | |
| Income (loss) before cumulative effect of accounting changes, net of tax | 1.81 | (0.37) |
| Cumulative effect of accounting changes, net of tax | – | – |
| **Net income (loss)** | 1.81 | (0.37) |
| Diluted | | |
| Income (loss) before cumulative effect of accounting changes, net of tax | 1.67 | (0.37) |
| Cumulative effect of accounting changes, net of tax | – | – |
| **Net income (loss)** | 1.67 | (0.37) |
| Number of shares in m. | | |
| Denominator for basic earnings per share – weighted-average shares outstanding | 521.1 | 586.9 |
| Denominator for diluted earnings per share – adjusted weighted-average shares after assumed conversions (when dilutive) | 563.2 | 586.9 |

# Consolidated Statement of Comprehensive Income

## Statement of Comprehensive Income

| in € m. | Three months ended Mar 31, 2004 | Mar 31, 2003 |
|---|---|---|
| **Net income (loss)** | **941** | **(219)** |
| Reversal of 1999/2000 credits for tax rate changes | **23** | 30 |
| Unrealized gains (losses) on securities available for sale | | |
| Unrealized net losses arising during the period, net of tax and other | **(413)** | (878) |
| Net reclassification adjustment for realized net (gains) losses, net of applicable tax and other | **(57)** | 553 |
| Unrealized net gains (losses) on derivatives hedging variability of cash flows, net of tax | **16** | (25) |
| Foreign currency translation | | |
| Unrealized net gains (losses) arising during the period, net of tax | **350** | (141) |
| Net reclassification adjustment for realized net (gains) losses, net of tax | **6** | (41) |
| **Total other comprehensive loss** | **(75)** | **(502)** |
| **Comprehensive income (loss)** | **866** | **(721)** |

# Consolidated Balance Sheet

## Assets

| in € m. | Mar 31, 2004 | Dec 31, 2003 |
|---|---|---|
| Cash and due from banks | **6,762** | 6,636 |
| Interest-earning deposits with banks | **20,358** | 14,649 |
| Central bank funds sold and securities purchased under resale agreements | **122,090** | 112,419 |
| Securities borrowed | **104,307** | 72,796 |
| Bonds and other fixed-income securities | **210,775** | 204,324 |
| Equity shares and other variable-yield securities | **72,306** | 66,306 |
| Positive market values from derivative financial instruments | **69,758** | 65,460 |
| Other trading assets | **11,590** | 9,281 |
| Total trading assets | **364,429** | 345,371 |
| Securities available for sale | **24,474** | 24,631 |
| Other investments | **7,992** | 8,570 |
| Loans, net | **145,582** | 144,946 |
| Premises and equipment, net | **5,791** | 5,786 |
| Goodwill | **6,874** | 6,735 |
| Other intangible assets, net | **1,160** | 1,122 |
| Other assets related to insurance business | **8,574** | 8,249 |
| Due from customers on acceptances | **108** | 60 |
| Accrued interest receivable | **3,450** | 3,612 |
| Pending securities transactions past settlement date | **12,176** | 11,082 |
| Other assets | **44,020** | 36,950 |
| **Total assets** | **878,147** | **803,614** |

## Liabilities and Shareholders' Equity

| in € m. | Mar 31, 2004 | Dec 31, 2003 |
|---|---|---|
| Noninterest-bearing deposits | **28,402** | 28,168 |
| Interest-bearing deposits | **322,603** | 277,986 |
| Total deposits | **351,005** | 306,154 |
| Bonds and other fixed-income securities | **72,865** | 66,685 |
| Equity shares and other variable-yield securities | **29,400** | 25,382 |
| Negative market values from derivative financial instruments | **68,270** | 61,167 |
| Total trading liabilities | **170,535** | 153,234 |
| Central bank funds purchased and securities sold under repurchase agreements | **115,656** | 102,433 |
| Securities loaned | **21,773** | 14,817 |
| Other short-term borrowings | **22,137** | 22,290 |
| Acceptances outstanding | **108** | 60 |
| Insurance policy claims and reserves | **9,467** | 9,071 |
| Accrued interest payable | **3,955** | 3,793 |
| Pending securities transactions past settlement date | **9,802** | 10,390 |
| Other liabilities | **46,160** | 53,380 |
| Long-term debt | **95,424** | 97,480 |
| Obligation to purchase common shares | **3,551** | 2,310 |
| **Total liabilities** | **849,573** | **775,412** |
| Common shares, no par value, nominal value of € 2.56 | **1,490** | 1,490 |
| Additional paid-in capital | **11,147** | 11,147 |
| Retained earnings | **21,504** | 20,486 |
| Common shares in treasury, at cost | **(656)** | (971) |
| Equity classified as obligation to purchase common shares | **(3,551)** | (2,310) |
| Share awards | **1,309** | 954 |
| Deferred tax on unrealized net gains on securities available for sale relating to 1999 and 2000 tax rate changes in Germany | **(2,805)** | (2,828) |
| Unrealized net gains on securities available for sale, net of applicable tax and other | **1,467** | 1,937 |
| Unrealized net gains (losses) on derivatives hedging variability of cash flows, net of tax | **13** | (3) |
| Foreign currency translation, net of tax | **(1,344)** | (1,700) |
| Total accumulated other comprehensive loss | **(2,669)** | (2,594) |
| **Total shareholders' equity** | **28,574** | **28,202** |
| **Total liabilities and shareholders' equity** | **878,147** | **803,614** |

# Consolidated Statement of Changes in Shareholders' Equity

## Statement of Changes in Shareholders' Equity

| in € m. | Three months ended Mar 31, 2004 | Mar 31, 2003 |
|---|---|---|
| **Common shares** | | |
| Balance, beginning of year | **1,490** | 1,592 |
| Common shares distributed under employee benefit plans | **–** | – |
| Balance, end of period | **1,490** | 1,592 |
| **Additional paid-in capital** | | |
| Balance, beginning of year | **11,147** | 11,199 |
| Net losses on treasury shares sold | **–** | (36) |
| Balance, end of period | **11,147** | 11,163 |
| **Retained earnings** | | |
| Balance, beginning of year | **20,486** | 22,087 |
| Net income (loss) | **941** | (219) |
| Net gains (losses) on treasury shares sold | **80** | (311) |
| Other | **(3)** | (32) |
| Balance, end of period | **21,504** | 21,525 |
| **Common shares in treasury, at cost** | | |
| Balance, beginning of year | **(971)** | (1,960) |
| Purchases of shares | **(7,752)** | (6,454) |
| Sale of shares | **8,067** | 6,837 |
| Treasury shares distributed under employee benefit plans | **–** | 1 |
| Balance, end of period | **(656)** | (1,576) |
| **Equity classified as obligation to purchase common shares** | | |
| Balance, beginning of year | **(2,310)** | (278) |
| Additions | **(1,241)** | – |
| Deductions | **–** | – |
| Balance, end of period | **(3,551)** | (278) |
| **Share awards – common shares issuable** | | |
| Balance, beginning of year | **2,196** | 1,955 |
| Deferred share awards granted, net | **1,231** | 980 |
| Deferred shares distributed | **–** | (1) |
| Balance, end of period | **3,427** | 2,934 |
| **Share awards – deferred compensation** | | |
| Balance, beginning of year | **(1,242)** | (1,000) |
| Deferred share awards granted, net | **(1,231)** | (980) |
| Amortization of deferred compensation, net | **355** | 169 |
| Balance, end of period | **(2,118)** | (1,811) |
| **Accumulated other comprehensive loss** | | |
| Balance, beginning of year | **(2,594)** | (3,604) |
| Reversal of 1999/2000 credits for tax rate changes | **23** | 30 |
| Change in unrealized net gains on securities available for sale, net of applicable tax and other | **(470)** | (325) |
| Change in unrealized net gains/losses on derivatives hedging variability of cash flows, net of tax | **16** | (25) |
| Foreign currency translation, net of tax | **356** | (182) |
| Balance, end of period | **(2,669)** | (4,106) |
| **Total shareholders' equity, end of period** | **28,574** | **29,443** |

# Consolidated Statement of Cash Flows

## Cash Flow Statement

| in € m. | Three months ended Mar 31, 2004 | Mar 31, 2003 |
|---|---|---|
| **Net income (loss)** | **941** | **(219)** |
| Adjustments to reconcile net income (loss) to net cash used in operating activities | | |
| Provision for loan losses | **123** | 380 |
| Restructuring activities | **–** | (2) |
| Gain on sale of securities available for sale, other investments, loans and other | **(145)** | (618) |
| Deferred income taxes, net | **213** | 137 |
| Impairment, depreciation and other amortization and accretion | **630** | 1,561 |
| Cumulative effect of accounting changes, net of tax | **–** | – |
| Share of net loss (income) from equity method investments | **(69)** | 78 |
| Net change in | | |
| Trading assets | **(34,216)** | (7,984) |
| Other assets | **(8,428)** | (8,520) |
| Trading liabilities | **17,310** | 9,545 |
| Other liabilities | **7,970** | 3,017 |
| Other, net | **284** | (223) |
| **Net cash used in operating activities** | **(15,387)** | **(2,848)** |
| Net change in | | |
| Interest-earning deposits with banks | **(7,435)** | 3,163 |
| Central bank funds sold and securities purchased under resale agreements | **(9,849)** | (3,210) |
| Securities borrowed | **(31,511)** | (33,709) |
| Loans | **(3,115)** | (3,270) |
| Proceeds from | | |
| Sale of securities available for sale | **9,994** | 4,083 |
| Maturities of securities available for sale | **838** | 1,289 |
| Sale of other investments | **287** | 343 |
| Sale of loans | **6,139** | 1,959 |
| Sale of premises and equipment | **23** | 514 |
| Purchase of | | |
| Securities available for sale | **(12,031)** | (5,905) |
| Other investments | **(283)** | (688) |
| Loans | **(1,918)** | (1,414) |
| Premises and equipment | **(102)** | (297) |
| Net cash received (paid) for business combinations/divestitures | **(33)** | 1,522 |
| Other, net | **12** | 45 |
| **Net cash used in investing activities** | **(48,984)** | **(35,575)** |
| Net change in | | |
| Deposits | **44,852** | 1,180 |
| Securities loaned and central bank funds purchased and securities sold under repurchase agreements | **20,178** | 30,300 |
| Other short-term borrowings | **(96)** | 1,581 |
| Issuances of long-term debt and trust preferred securities | **6,560** | 7,133 |
| Repayments and extinguishments of long-term debt and trust preferred securities | **(7,509)** | (3,812) |
| Issuances of common shares | **–** | – |
| Purchases of treasury shares | **(7,752)** | (6,454) |
| Sale of treasury shares | **8,141** | 6,413 |
| Cash dividends paid | **–** | – |
| Other, net | **14** | (39) |
| **Net cash provided by financing activities** | **64,388** | **36,302** |
| Net effect of exchange rate changes on cash and due from banks | **109** | (361) |
| Net increase (decrease) in cash and due from banks | **126** | (2,482) |
| Cash and due from banks, beginning of period | **6,636** | 8,979 |
| Cash and due from banks, end of period | **6,762** | 6,497 |
| Interest paid | **5,680** | 5,963 |
| Income taxes paid, net | **535** | 297 |

## Basis of Presentation

The accompanying consolidated financial statements as of March 31, 2004 and 2003 and for the three months then ended are unaudited and include the accounts of Deutsche Bank AG and its subsidiaries (collectively, the Deutsche Bank Group or the Company). In the opinion of management, all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the results of operations, financial position and cash flows have been reflected. Certain prior period amounts have been reclassified to conform to the current presentation. The results reported in these financial statements, which include supplementary information, should not be regarded as necessarily indicative of results that may be expected for the entire year. The financial statements included in this Interim Report should be read in conjunction with the consolidated financial statements and related notes included in the Company's 2003 Annual Report and Form 20-F. Certain financial statement information that is normally included in annual financial statements prepared in accordance with U.S. GAAP has been condensed or omitted. Following is supplementary information on the impact of changes in accounting principles, segment information, supplementary information on the income statement, the balance sheet and other information.

## Impact of Changes in Accounting Principles

### FIN 46 (revised December 2003)

Effective March 31, 2004, the Group adopted the revised version of FIN 46, "Consolidation of Variable Interest Entities, an interpretation of ARB No. 51" ("FIN 46(R)"). The Financial Accounting Standards Board (FASB) modified FIN 46 to address certain technical corrections and implementation issues that had arisen. As a result of the adoption, total assets decreased by € 12.5 billion due to the deconsolidation of guaranteed value mutual funds. The adoption had no impact on net income, however certain offsetting revenues and charges, chiefly trading revenues and charges against other revenues, will no longer be reported in the consolidated statement of income in future periods due to the deconsolidations.

### FSP 106-1

In January 2004, the FASB issued Staff Position 106-1, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003" ("FSP"). The Act, signed into law in the U.S. on December 8, 2003, introduces a prescription drug benefit as well as a subsidy to sponsors of retiree health care benefit plans that provide a benefit that is at least actuarially equivalent to benefits provided under the Act. The FSP permits an entity to make a one-time election to defer recognizing the effects of the Act in accounting for its postretirement benefit plans under SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" ("SFAS 106"), until either authoritative accounting guidance is issued or plan assets and obligations are remeasured due to a significant event.

The Group has elected to defer recognition of the effects of the Act in accounting for its postretirement plans under SFAS 106, and the pension postretirement benefit obligations and expense reported in the accompanying interim report do not reflect the effects of the Act. Specific authoritative guidance on the accounting for the government subsidy is pending and that guidance, when issued, could require that the Group changes previously reported information.

### SAB 105

In March 2004, the SEC released Staff Accounting Bulletin No. 105, "Application of Accounting Principles to Loan Commitments" ("SAB 105"). SAB 105 clarifies the requirements for the valuation of loan commitments that are accounted for as derivatives in accordance with SFAS 133 and is effective for commitments entered into after March 31, 2004. The adoption of SAB 105 is not expected to have a material impact on our consolidated financial statements.

### EITF 03-1

In March 2004, the FASB ratified certain decisions reached in EITF Issue No. 03-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments." These decisions establish a common approach to evaluating other-than-temporary impairment for equity securities accounted for at cost, and debt and equity securities available for sale. The impairment recognition provisions are effective July 1, 2004. New disclosures will also be required beginning December 31, 2004, regarding the impairment assessment of equity investments held at cost. Management is currently evaluating the impact this new rule will have on the financial statements.

## Segment Information

The Group's Segment reporting follows the organizational structure as reflected in its internal management reporting systems, which are the basis for assessing the financial performance of the business segments and for allocating resources to the business segments.

*Management responsibility has changed for a deposit product activity, which was previously reported* within the Corporate Banking & Securities Corporate Division and has been transferred to the Global Transaction Banking Corporate Division.

The Group's economic capital framework was further refined in the first quarter of 2004. The allocation of the Group's average active equity to the segments, which is driven by their economic capital as well as goodwill and other unamortized intangible assets attributable to them, now also reflects the diversification benefits across credit and market risk categories. As a result, the economic capital and the allocated average active equity of the segments decreased, with a corresponding increase in the average active equity of "Consolidation & Adjustments". For the restated first quarter 2003 this meant that € 501 million of average active equity is now recorded in "Consolidation & Adjustments": The equivalent amount for the restated full-year 2003 was € 1.1 billion.

All prior periods have been restated to conform to the current year's presentation.

Significant acquisitions and divestitures impacting the composition of our segmental operations are described below:
- In January 2004, the Group completed the acquisition of Dresdner Bank's German domestic custody business, which is included in Global Transaction Banking.
- In March 2004, we closed the sale of Corporate Investments' interest in the operations of Maxblue Americas to Banco do Brazil.

## Segmental Results of Operations

| Three months ended Mar 31, 2004<br>in € m.<br>(except percentages) | Corporate and Investment Bank | | | Private Clients and Asset Management | | | Corporate Investments | Total Management Reporting |
|---|---|---|---|---|---|---|---|---|
| | Corporate Banking & Securities | Global Transaction Banking | Total | Asset and Wealth Management | Private & Business Clients | Total | | |
| **Net revenues** | **3,460** | **517** | **3,977** | **909** | **1,144** | **2,052** | **158** | **6,187** |
| Underlying revenues | 3,460 | 495 | 3,954 | 884 | 1,144 | 2,028 | (3) | 5,979 |
| Provision for loan losses | 57 | (4) | 53 | (5) | 69 | 64 | 6 | 123 |
| Provision for off-balance sheet positions | 19 | – | 19 | (1) | (1) | (1) | – | 18 |
| **Total provision for credit losses** | **76** | **(4)** | **72** | **(5)** | **68** | **63** | **6** | **141** |
| Operating cost base | 2,343 | 396 | 2,739 | 733 | 821 | 1,554 | 99 | 4,392 |
| Minority interest | 1 | – | 1 | 1 | – | 1 | (1) | 2 |
| Restructuring activities | – | – | – | – | – | – | – | – |
| Goodwill impairment | – | – | – | – | – | – | – | – |
| Policyholder benefits and claims | – | – | – | 25 | – | 25 | – | 25 |
| Provision for off-balance sheet positions | 19 | – | 19 | (1) | (1) | (1) | – | 18 |
| **Total noninterest expenses** | **2,363** | **396** | **2,759** | **758** | **820** | **1,579** | **98** | **4,436** |
| **Income before income taxes** | **1,040** | **125** | **1,165** | **155** | **255** | **410** | **54** | **1,629** |
| **Add (deduct)** | | | | | | | | |
| Net (gains) losses on securities available for sale/industrial holdings including hedging | – | – | – | – | – | – | (50) | (50) |
| Significant equity pick-ups/net (gains) losses from investments | – | – | – | – | – | – | (89) | (89) |
| Net (gains) losses from businesses sold/held for sale | – | (23) | (23) | – | – | – | (22) | (45) |
| Restructuring activities | – | – | – | – | – | – | – | – |
| Goodwill impairment | – | – | – | – | – | – | – | – |
| **Underlying pre-tax profit (loss)** | **1,040** | **102** | **1,142** | **155** | **255** | **410** | **(107)** | **1,444** |
| Cost/income ratio in % | 68 | 77 | 69 | 84 | 72 | 77 | 62 | 71 |
| Underlying cost/income ratio in % | 68 | 80 | 69 | 83 | 72 | 77 | N/M | 73 |
| Assets[1] | 752,207 | 22,743 | 766,203 | 35,018 | 80,690 | 115,635 | 18,886 | 870,440 |
| Risk-weighted positions (BIS risk positions) | 129,369 | 12,195 | 141,564 | 11,909 | 51,958 | 63,867 | 12,031 | 217,462 |
| Average active equity | 11,542 | 1,275 | 12,817 | 5,001 | 1,573 | 6,573 | 3,957 | 23,347 |
| Pre-tax return on average active equity in % | 36 | 39 | 36 | 12 | 65 | 25 | 5 | 28 |
| Underlying pre-tax return on average active equity in % | 36 | 32 | 36 | 12 | 65 | 25 | (11) | 25 |

N/M – Not meaningful

[1] The sum of corporate divisions does not necessarily equal the total of the corresponding group division because of consolidation items between corporate divisions, which are to be eliminated on the group division level. The same approach holds true for the sum of group divisions compared to Total Management Reporting.

| Three months ended Mar 31, 2003<br>in € m. (except percentages) | Corporate and Investment Bank | | | Private Clients and Asset Management | | | Corporate Invest-ments | Total Manage-ment Reporting |
|---|---|---|---|---|---|---|---|---|
| | Corporate Banking & Securities | Global Trans-action Banking | Total | Asset and Wealth Manage-ment | Private & Business Clients | Total | | |
| **Net revenues** | **3,092** | **1,041** | **4,133** | **886** | **1,103** | **1,989** | **(1,068)** | **5,054** |
| Underlying revenues | 3,092 | 533 | 3,626 | 835 | 1,103 | 1,938 | 86 | 5,649 |
| Provision for loan losses | 255 | 7 | 262 | 3 | 95 | 98 | 20 | 380 |
| Provision for off-balance sheet positions | (14) | (17) | (31) | – | – | 1 | – | (30) |
| **Total provision for *credit losses*** | **241** | **(9)** | **231** | **3** | **95** | **98** | **20** | **350** |
| Operating cost base | 1,978 | 475 | 2,454 | 728 | 880 | 1,608 | 239 | 4,301 |
| Minority interest | 2 | – | 2 | 3 | – | 3 | (12) | (7) |
| Restructuring activities | – | (2) | (2) | – | (1) | (1) | – | (2) |
| Goodwill impairment | – | – | – | – | – | – | 114 | 114 |
| Policyholder benefits and claims | – | – | – | 8 | – | 8 | – | 8 |
| Provision for off-balance sheet positions | (14) | (17) | (31) | – | – | 1 | – | (30) |
| **Total noninterest expenses** | **1,966** | **457** | **2,423** | **740** | **880** | **1,619** | **342** | **4,384** |
| **Income (loss) before income taxes** | **871** | **576** | **1,448** | **143** | **128** | **272** | **(1,430)** | **290** |
| **Add (deduct)** | | | | | | | | |
| Net (gains) losses on securities available for sale/industrial holdings *including hedging* | – | – | – | – | – | – | 392 | 392 |
| Significant equity pick-ups/net (gains) losses from investments | – | – | – | – | – | – | 715 | 715 |
| Net (gains) losses from business sold/held for sale | – | (508) | (508) | (43) | – | (43) | 47 | (503) |
| Restructuring activities | – | (2) | (2) | – | (1) | (1) | – | (2) |
| Goodwill impairment | – | – | – | – | – | – | 114 | 114 |
| **Underlying pre-tax *profit (loss)*** | **871** | **67** | **939** | **101** | **128** | **229** | **(162)** | **1,005** |
| Cost/income ratio in % | 64 | 46 | 59 | 83 | 80 | 81 | N/M | 87 |
| Underlying cost/income ratio in % | 64 | 89 | 68 | 87 | 80 | 83 | N/M | 76 |
| Assets (as of Dec 31, 2003)[1] | 693,414 | 16,709 | 681,722 | 48,138 | 78,477 | 124,606 | 18,987 | 795,818 |
| Risk-weighted positions (BIS risk positions) | 141,304 | 14,553 | 155,857 | 12,304 | 49,816 | 62,120 | 18,116 | 236,093 |
| Average active equity | 13,667 | 1,518 | 15,185 | 6,034 | 1,504 | 7,537 | 6,156 | 28,878 |
| Pre-tax return on average active equity in % | 26 | 152 | 38 | 10 | 34 | 14 | (93) | 4 |
| Underlying pre-tax return on average active equity in % | 26 | 18 | 25 | 7 | 34 | 12 | (11) | 14 |

N/M – Not meaningful

[1] *The sum of corporate divisions does not necessarily equal the total of the corresponding group division because of consolidation items between corporate divisions, which are to be eliminated on the group division level. The same approach holds true for the sum of group divisions compared to Total Management Reporting.*

The following tables present the revenue components of the Corporate and Investment Bank Group Division and the Private Clients and Asset Management Group Division for the first quarter of 2004 and 2003:

**Revenue components of the Corporate and Investment Bank Group Division**

| | Three months ended | |
|---|---|---|
| in € m. | **Mar 31, 2004** | Mar 31, 2003 |
| Origination (equity) | **130** | 48 |
| Origination (debt) | **153** | 165 |
| **Total Origination** | **283** | **213** |
| Sales & Trading (equity) | **786** | 594 |
| Sales & Trading (debt and other products) | **1,899** | 1,767 |
| **Total Sales & Trading** | **2,685** | **2,361** |
| Advisory | **93** | 120 |
| Loan products | **463** | 462 |
| Transaction services | **495** | 533 |
| Other | **(42)** | 445 |
| **Total** | **3,977** | **4,133** |

**Revenue components of the Private Clients and Asset Management Group Division**

| | Three months ended | |
|---|---|---|
| in € m. | **Mar 31, 2004** | Mar 31, 2003 |
| Portfolio/fund management | **613** | 616 |
| Brokerage | **447** | 427 |
| Loan/deposit | **590** | 597 |
| Payments, account & remaining financial services | **206** | 190 |
| Other | **196** | 160 |
| **Total** | **2,052** | **1,989** |

## Reconciliation of Segmental Results of Operations to Consolidated Results of Operations According to U.S. GAAP

| | | | | | | Three months ended |
|---|---|---|---|---|---|---|
| | | | Mar 31, 2004 | | | Mar 31, 2003 |
| in € m. | **Total Management Reporting** | **Consolidation & Adjustments** | **Total Consolidated** | Total Management Reporting | Consolidation & Adjustments | Total Consolidated |
| Net revenues | **6,187** | **(33)** | **6,154** | 5,054 | (60) | 4,994 |
| Provision for loan losses | **123** | **–** | **123** | 380 | – | 380 |
| Noninterest expenses | **4,436** | **34** | **4,470** | 4,384 | (4) | 4,380 |
| **Income (loss) before income taxes** | **1,629** | **(67)** | **1,561** | **290** | **(56)** | **234** |
| Total assets | **870,440** | **7,707** | **878,147** | 795,818[1] | 7,796[1] | 803,614[1] |
| Risk-weighted positions (BIS risk positions) | **217,462** | **1,589** | **219,050** | 236,093 | 2,658 | 238,751 |
| Average active equity | **23,347** | **2,244** | **25,591** | 28,878 | 501 | 29,379 |

[1] As of December 31, 2003.

Consolidation & Adjustments reconciles the total results according to management reporting to the consolidated financial statements. It includes differences in accounting methods used for management reporting versus U.S. GAAP and corporate items, which are not under the responsibility of the segments.

Loss before income taxes of € 67 million in the first quarter of 2004 and € 56 million in the same period last year included no items which were individually material.

## Information on the Income Statement

### Net Interest and Trading Revenues

| in € m | Three months ended Mar 31, 2004 | Mar 31, 2003 |
|---|---|---|
| Net interest revenues | **1,394** | 1,306 |
| Trading revenues, net | **2,035** | 1,784 |
| **Total net interest and trading revenues** | **3,429** | **3,090** |
| | | |
| **Breakdown by Group Division/CIB product:** | | |
| Sales & Trading (equity) | **516** | 505 |
| Sales & Trading (debt and other products) | **1,657** | 1,648 |
| Total Sales & Trading | **2,173** | 2,153 |
| Loan products[1] | **264** | 265 |
| Transaction services | **209** | 233 |
| Remaining products[2] | **(40)** | (45) |
| Total Corporate and Investment Bank | **2,606** | 2,607 |
| Private Clients and Asset Management | **881** | 665 |
| Corporate Investments | **(40)** | (23) |
| Consolidation & Adjustments | **(18)** | (158) |
| **Total net interest and trading revenues** | **3,429** | **3,090** |

[1] Includes the net interest spread on loans as well as the results of credit default swaps used to hedge our loan exposure.
[2] Includes net interest and trading revenues of origination, advisory and other products.

### Pensions and Other Postretirement Benefits

| | Pension benefits | | Postretirement benefits | |
|---|---|---|---|---|
| | | | Three months ended | |
| in € m. | **Mar 31, 2004** | Mar 31, 2003 | **Mar 31, 2004** | Mar 31, 2003 |
| Service cost | **63** | 78 | **2** | 1 |
| Interest cost | **97** | 105 | **3** | 2 |
| Expected return on plan assets | **(97)** | (115) | **–** | – |
| Actuarial loss recognized | **17** | 19 | **–** | – |
| Settlement/curtailment | **–** | (2) | **–** | – |
| Amortization of unrecognized transition obligation (asset) | **3** | (2) | **–** | – |
| **Total defined benefit plans** | **83** | **83** | **5** | **3** |
| Defined contribution plans | **41** | 47 | **–** | – |
| **Net periodic benefit expense** | **124** | **130** | **5** | **3** |

### SFAS 123 Pro-forma-Information

| in € m. | Three months ended Mar 31, 2004 | Mar 31, 2003 |
|---|---|---|
| Net income (loss), as reported | **941** | (219) |
| Add: Share-based compensation expense included in reported net income (loss), net of related tax effects[1] | **125** | 98 |
| Deduct: Share-based compensation expense determined under fair value method for all awards, net of related tax effects[1] | **(127)** | (10) |
| **Pro forma net income (loss)** | **939** | **(130)** |
| Earnings (loss) per share | | |
| Basic – as reported | **€ 1.81** | € (0.37) |
| Basic – pro forma | **€ 1.81** | € (0.22) |
| Diluted – as reported | **€ 1.67** | € (0.37) |
| Diluted – pro forma | **€ 1.67** | € (0.22) |

[1] Amounts for the three months ended March 31, 2004 and 2003 do not reflect any share-based awards related to the 2004 and 2003 performance year, respectively. The majority of our share-based awards are granted on a date shortly after the end of the performance year with an effective date as of the end of the performance year.

## Information on the Balance Sheet

### Securities Available for Sale

| | Mar 31, 2004 | | | | Dec 31, 2003 | | | |
|---|---|---|---|---|---|---|---|---|
| | **Fair value** | **Gross unrealized holding** | | **Amortized cost** | Fair value | Gross unrealized holding | | Amortized cost |
| *in € m.* | | ***gains*** | ***losses*** | | | *gains* | *losses* | |
| Debt securities | **17,643** | **308** | **(170)** | **17,505** | 16,813 | 252 | (174) | 16,735 |
| Equity securities | **6,831** | **1,424** | **(31)** | **5,438** | 7,818 | 1,897 | (18) | 5,939 |
| **Total** | **24,474** | **1,732** | **(201)** | **22,943** | **24,631** | **2,149** | **(192)** | **22,674** |

### Problem Loans

| | Mar 31, 2004 | | | Dec 31, 2003 | | |
|---|---|---|---|---|---|---|
| in € m. | **Impaired loans** | **Nonperforming homogeneous loans** | **Total** | Impaired loans | Nonperforming homogeneous loans | Total |
| Nonaccrual loans | **4,738** | **1,076** | **5,814** | 4,980 | 1,062 | 6,042 |
| Loans 90 days or more past due and still accruing | **59** | **295** | **354** | 74 | 306 | 380 |
| Troubled debt restructurings | **112** | **–** | **112** | 201 | – | 201 |
| **Total** | **4,909** | **1,371** | **6,280** | **5,255** | **1,368** | **6,623** |

### Allowances for Credit Losses

| **Allowance for on-balance sheet positions** | Three months ended | |
|---|---|---|
| in € m. | **Mar 31, 2004** | Mar 31, 2003 |
| **Balance, beginning of year** | **3,281** | **4,317** |
| Provision for loan losses | **123** | 380 |
| **Net charge-offs** | **(396)** | **(602)** |
| Charge-offs | **(429)** | (633) |
| Recoveries | **33** | 31 |
| Allowance related to acquisitions/divestitures | **–** | (104) |
| Foreign currency translation | **22** | (76) |
| **Balance, end of period** | **3,030** | **3,915** |

| **Allowance for off-balance sheet positions** | Three months ended | |
|---|---|---|
| in € m. | **Mar 31, 2004** | Mar 31, 2003 |
| **Balance, beginning of year** | **416** | **485** |
| Provision for credit losses on lending-related commitments | **18** | (30) |
| Allowance related to acquisitions/divestitures | **–** | (3) |
| Foreign currency translation | **3** | (6) |
| **Balance, end of period** | **437** | **446** |

### Long-term Debt

| in € m. | **Mar 31, 2004** | Dec 31, 2003 |
|---|---|---|
| **Senior debt** | | |
| Bonds and notes | | |
| Fixed rate | **44,675** | 47,364 |
| Floating rate | **36,620** | 37,217 |
| **Subordinated debt** | | |
| Bonds and notes | | |
| Fixed rate | **10,562** | 10,379 |
| Floating rate | **3,567** | 2,520 |
| **Total** | **95,424** | **97,480** |

## Other Financial Information

### Variable Interest Entities (VIEs)

The following table includes information on consolidated and significant non-consolidated VIEs under FIN 46(R). Included are also those entities which were consolidated already as Special Purpose Entities.

| | Consolidated VIEs | Significant VIEs | |
|---|---|---|---|
| Mar 31, 2004, in € m. | Aggregated total assets | Aggregated total assets | Maximum exposure to loss |
| Commercial paper programs | 5,380 | 18,923 | 20,755 |
| Guaranteed value mutual funds | 560 | 7,435 | 7,435 |
| Asset securitization and other | 11,014 | 1,401 | 138 |
| Commercial real estate leasing vehicles and closed-end funds | 1,001 | 1,679 | 116 |

Substantially all of the consolidated assets of the variable interest entities act as collateral for related consolidated liabilities. The holders of these liabilities have no recourse to the Group, except to the extent the Group guarantees the value of the mutual fund units that investors purchase. The maximum exposure to loss related to the significant non-consolidated guaranteed value mutual funds results primarily from the above mentioned guarantees. The Group's maximum exposure to loss from the commercial paper programs that it has a significant interest in is equivalent to the contract amount of its liquidity facilities. The liquidity facilities create only limited credit exposure since the Group is not required to provide funding if the assets of the vehicle are in default.

### Financial Instruments with Off-Balance Sheet Credit Risk

| in € m. | **Mar 31, 2004** | Dec 31, 2003 |
|---|---|---|
| Commitments to extend credit | | |
| Fixed rates[1] | **23,148** | 22,318 |
| Variable rates[2] | **74,441** | 66,566 |
| Financial guarantees, standby letters of credit and performance guarantees | **24,325** | 23,772 |
| **Total** | **121,914** | **112,656** |

[1] Includes commitments to extend commercial letters of credit and guarantees of € 2.4 billion and € 2.3 billion at March 31, 2004 and December 31, 2003, respectively.

[2] Includes commitments to extend commercial letters of credit and guarantees of € 1.8 billion and € 0.8 billion at March 31, 2004 and December 31, 2003, respectively.

### Value-at-risk by Risk Category[1]

| | Value-at-risk total | | Interest rate risk | | Equity price risk | | Commodity price risk | | Foreign exchange risk | |
|---|---|---|---|---|---|---|---|---|---|---|
| in € m. | **2004** | 2003 | **2004** | 2003 | **2004** | 2003 | **2004** | 2003 | **2004** | 2003 |
| Value-at-risk[2] | **75.5** | 60.0 | **64.0** | 52.6 | **30.8** | 27.3 | **6.0** | 7.1 | **9.8** | 6.8 |
| Minimum value-at-risk[3] | **54.5** | 32.3 | **47.7** | 27.6 | **22.8** | 13.0 | **4.8** | 3.3 | **5.2** | 3.2 |
| Maximum value-at-risk[3] | **83.7** | 72.1 | **70.1** | 64.1 | **40.5** | 37.0 | **9.0** | 16.7 | **18.4** | 17.5 |
| Average value-at-risk[3] | **66.9** | 48.4 | **57.0** | 45.9 | **30.0** | 21.9 | **7.3** | 6.4 | **10.0** | 7.7 |

[1] All figures for 1-day holding period; 99% confidence level (CIB trading units only).

[2] Figures for 2003 as of December 31, 2003; figures for 2004 as of March 31, 2004.

[3] Amounts show the bands within which the values fluctuated during the period January 1 – March 31, 2004 and the year 2003, respectively.

### Capital According to BIS

| in € m. | Mar 31, 2004 | Dec 31, 2003 |
|---|---|---|
| **Tier I** | | |
| Common shares | **1,490** | 1,490 |
| Additional paid-in capital | **11,147** | 11,147 |
| Retained earnings, consolidated profit, treasury shares, cumulative translation adjustment, share awards | **17,262** | 16,459 |
| Minority interests | **827** | 347 |
| Noncumulative trust preferred securities | **3,334** | 3,287 |
| Other (equity contributed on silent partnership interests) | **582** | 572 |
| Items deducted (principally goodwill and tax effect of available for sale securities) | **(12,496)** | (11,684) |
| **Total core capital** | **22,146** | **21,618** |
| **Tier II** | | |
| Unrealized gains on listed securities (45% eligible) | **596** | 830 |
| Other inherent loss allowance | **502** | 503 |
| Cumulative preferred securities | **845** | 831 |
| Subordinated liabilities, if eligible according to BIS | **7,099** | 6,089 |
| **Total supplementary capital** | **9,042** | **8,253** |
| **Total regulatory capital**[1] | **31,188** | **29,871** |

[1] Currently we do not have Tier III capital components.

### BIS Risk Position and Capital Adequacy Ratios

| in € m. | Mar 31, 2004 | Dec 31, 2003 |
|---|---|---|
| BIS risk position[1] | **219,050** | 215,672 |
| BIS capital ratio (Tier I + II + III)[2] | **14.2%** | 13.9% |
| BIS core capital ratio (Tier I) | **10.1%** | 10.0% |

[1] Primarily comprised of credit risk weighted assets. Also includes market-risk equivalent assets of € 10.3 billion (2003: € 9.5 billion).
[2] Currently we do not have Tier III capital components.

## Other Information

### Litigation

On December 20, 2002, the U.S. Securities and Exchange Commission, the National Association of Securities Dealers, the New York Stock Exchange, the New York Attorney General, and the North American Securities Administrators Association (on behalf of state securities regulators) announced an agreement in principle with ten investment banks to resolve investigations relating to research analyst independence. Deutsche Bank Securities Inc. ("DBSI"), the U.S. SEC-registered broker-dealer subsidiary of Deutsche Bank, was one of the ten investment banks. Pursuant to the agreement in principle, and subject to finalization and approval of the settlement by DBSI, the Securities and Exchange Commission and state regulatory authorities, DBSI agrees, among other things: (i) to pay € 40 million, of which € 20 million is a civil penalty and € 20 million is for restitution for investors, (ii) to adopt internal structural and operational reforms that will further augment the steps it has already taken to ensure research analyst independence and promote investor confidence, (iii) to contribute € 20 million spread over five years to provide third-party research to clients, (iv) to contribute € 4 million towards investor education, and (v) to adopt restrictions on the allocation of shares in initial public offerings to corporate executives and directors. On April 28, 2003, U.S. securities regulators announced a final settlement of the research analyst investigations with most of these investment banks. Shortly before this date, DBSI located certain e-mail that was inadvertently not produced during the course of the investigation. As a result, DBSI was not part of the group of investment banks settling on that day. DBSI has cooperated fully with the regulators to ensure that all relevant e-mail is produced and is hopeful that this matter will be resolved shortly.

Due to the nature of its business, the Group is involved in litigation, arbitration and regulatory proceedings in Germany and in a number of jurisdictions outside Germany, including the United States, arising in the ordinary course of business. Such matters are subject to many uncertainties, and the outcome of individual matters is not predictable with assurance. Although the final resolution of any such matters could have a material effect on the Group's consolidated operating results for a particular reporting period, the Group believes that it should not materially affect its consolidated financial position.

## Reconciliation of Reported to Underlying Results

This document contains non-U.S. GAAP financial measures, including underlying revenues, operating cost base, underlying pre-tax profit, average active equity and related ratios. Set forth below are

- Definitions of such non-U.S. GAAP financial measures,
- Reconciliation of such measures to the most directly comparable U.S. GAAP financial measure.

### Definitions of Financial Measures

We use the following terms with the following meanings:

- *Underlying revenues*: Net revenues less specific revenue items as referred to in the respective tables net of policyholder benefits and claims (reclassified from net interest expenses).
- *Operating cost base*: Noninterest expenses less provision for off-balance sheet positions (reclassified to provision for credit losses), policyholder benefits and claims (reclassified to underlying revenues), minority interest, restructuring activities and goodwill impairment.
- *Underlying pre-tax profit*: Income before income taxes less restructuring activities, goodwill impairment and specific revenue items as referred to in the respective tables.
- *Underlying cost/income ratio in %*: Operating cost base as a percentage of underlying revenues. *Cost/income ratio in %*, which is defined as total noninterest expenses as a percentage of total net revenues, is also provided.
- *Average active equity*: The portion of adjusted average total shareholders' equity that has been allocated to a segment pursuant to the capital allocation framework. The overriding objective of this framework is to allocate adjusted average total shareholders' equity based on the respective goodwill and other intangible assets with indefinite lifetimes as well as the economic capital of each segment. In determining the total amount of average active equity to be allocated, average total shareholders' equity is adjusted to exclude average unrealized net gains on securities available for sale, net of applicable tax and other, and average dividends.
- *Adjusted return on average active equity (post-tax) in %*: Net income (loss) less the reversal of 1999/2000 credit for tax rate changes and the cumulative effect of accounting changes, net of tax, (annualized) as a percentage of average active equity. *Underlying pre-tax return on average active equity in %*: Underlying pre-tax profit (annualized) as a percentage of average active equity. *Pre-tax return on average active equity in %*, which is defined as income before income taxes (annualized) as a percentage of average active equity, is also provided. These returns, which are based on average active equity, should not be compared to those of other companies without considering the differences in the calculation of such ratios. Our capital allocation framework does not allocate all average active equity to the segments. As a result, the weighted average of the segment pre-tax return on average active equity will be larger than the corresponding pre-tax return on average active equity of the Group.

Management uses these measures as part of its internal reporting system because it believes that such measures provide it with a more useful indication of the financial performance of the business segments. The Group discloses such measures to provide investors and analysts with further insight into how management operates our businesses and to enable them to better understand our results. The rationale for excluding certain items in deriving the measures above are provided in our SEC-Form 20-F of March 25, 2004 on page F-73, F-74 and S-12 and in our Financial Report 2003 on page 108 and 109.

### Reconciliation of Reported to Underlying Results

Set forth below are the reconciliations of non-U.S. GAAP financial measures to the most directly comparable U.S. GAAP financial measures.

| | Three months ended | | Change |
|---|---|---|---|
| in € m. | **Mar 31, 2004** | Mar 31, 2003 | in % |
| **Reported net revenues** | **6,154** | **4,994** | **23** |
| **Add (deduct)** | | | |
| Net (gains) losses on securities available for sale/ industrial holdings including hedging | **(50)** | 392 | N/M |
| Significant equity pick-ups/net (gains) losses from investments[1] | **(89)** | 715 | N/M |
| Net (gains) losses from businesses sold/held for sale | **(45)** | (503) | (91) |
| Policyholder benefits and claims[2] | **(50)** | (28) | 79 |
| **Underlying revenues** | **5,921** | **5,570** | **6** |
| | | | |
| **Reported provision for loan losses** | **123** | **380** | **(68)** |
| Provision for off-balance sheet positions[3] | **18** | (30) | N/M |
| **Total provision for credit losses** | **141** | **350** | **(60)** |
| | | | |
| **Reported noninterest expenses** | **4,470** | **4,380** | **2** |
| **Add (deduct)** | | | |
| Restructuring activities | **–** | 2 | N/M |
| Goodwill impairment | **–** | (114) | N/M |
| Minority interest | **(2)** | 7 | N/M |
| Policyholder benefits and claims[2] | **(50)** | (28) | 79 |
| Provision for off-balance sheet positions[3] | **(18)** | 30 | N/M |
| **Operating cost base** | **4,400** | **4,277** | **3** |
| | | | |
| **Reported income before income taxes** | **1,561** | **234** | **567** |
| **Add (deduct)** | | | |
| Net (gains) losses on securities available for sale/ industrial holdings including hedging | **(50)** | 392 | N/M |
| Significant equity pick ups/net (gains) losses from investments[1] | **(89)** | 715 | N/M |
| Net (gains) losses from businesses sold/held for sale | **(45)** | (503) | (91) |
| Restructuring activities | **–** | (2) | N/M |
| Goodwill impairment | **–** | 114 | N/M |
| **Underlying pre-tax profit** | **1,377** | **950** | **45** |

N/M – Not meaningful

[1] Includes net gains/losses from significant equity method investments and other significant investments.

[2] Policyholder benefits and claims are reclassified from "Noninterest expenses" to "Underlying revenues".

[3] Provision for off-balance sheet positions is reclassified from "Noninterest expenses" to "Total provision for credit losses".

## Reconciliation of Group Reported and Underlying Ratios

| In € m. | Three months ended Mar 31, 2004 | Mar 31, 2003 | Change |
|---|---|---|---|
| **Reconciliation of cost ratios** | | | |
| **Reported noninterest expenses** | **4,470** | **4.380** | **2%** |
| **Deduct** | | | |
| Compensation and benefits | **2,816** | 2,582 | 9% |
| **Non-compensation noninterest expenses** | **1,654** | **1,798** | **(8)%** |
| **Add (deduct)** | | | |
| Restructuring activities | **–** | 2 | N/M |
| Goodwill impairment | **–** | (114) | N/M |
| Minority interest | **(2)** | 7 | N/M |
| *Policyholder benefits and claims* | **(50)** | (28) | 79% |
| Provision for off-balance sheet positions | **(18)** | 30 | N/M |
| **Non-compensation operating cost base** | **1,585** | **1,695** | **(7)%** |
| Cost/income ratio | **73%** | 88% | (15) ppt |
| *Underlying cost/income ratio* | **74%** | 77% | (2) ppt |
| Compensation ratio | **46%** | 52% | (6) ppt |
| Underlying compensation ratio | **48%** | 46% | 1 ppt |
| Non-compensation ratio | **27%** | 36% | (9) ppt |
| Underlying non-compensation ratio | **27%** | 30% | (4) ppt |
| **Reconciliation of profitability ratios** | | | |
| **Net income (loss)** | **941** | **(219)** | **N/M** |
| **Add (deduct)** | | | |
| *Reversal of 1999/2000 credits for tax rate changes* | **23** | 30 | (23)% |
| Cumulative effect of accounting changes, net of tax | **–** | – | N/M |
| **Adjusted net income (loss)** | **964** | **(189)** | **N/M** |
| **Average shareholders' equity** | **28,422** | **30,259** | **(6)%** |
| Average unrealized gains on securities available for sale, net of tax and average deferred taxes relating to 1999 and 2000 tax rate changes in Germany | **(1,885)** | (5) | N/M |
| *Average dividends* | **(946)** | (875) | 8% |
| **Average active equity** | **25,591** | **29,379** | **(13)%** |
| Return on average shareholders' equity (post-tax) | **13%** | (3)% | 16 ppt |
| Adjusted return on average active equity (post-tax) | **15%** | (3)% | 18 ppt |
| Pre-tax return on average shareholders' equity | **22%** | 3% | 19 ppt |
| Pre-tax return average active equity | **24%** | 3% | 21 ppt |
| Underlying pre-tax return on average active equity | **22%** | 13% | 9 ppt |
| *Equity turnover (based on average shareholders' equity)* | **87%** | 66% | 21 ppt |
| Equity turnover (based on average active equity) | **96%** | 68% | 28 ppt |
| Underlying equity turnover (based on average active equity) | **93%** | 76% | 17 ppt |
| Profit margin | **25%** | 5% | 21 ppt |
| Underlying profit margin | **23%** | 17% | 6 ppt |

ppt – percentage points N/M – Not meaningful

# Impressum

**Deutsche Bank**
**Aktiengesellschaft**
**Taunusanlage 12**
**Germany**
**60262 Frankfurt am Main**
**Telephone: +49 69 9 10-00**
**deutsche.bank@db.com**

Investor Relations:
+49 69 9 10-3 80 80
db.ir@db.com

Interim Report on the Internet:
www.deutsche-bank.com/q1

**Forward-looking statements contain risks**

This report contains forward-looking statements. Forward-looking statements are statements that are not historical facts; they include statements about our beliefs and expectations. Any statement in this report that states our intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. These statements are based on plans, estimates and projections as they are currently available to the management of Deutsche Bank. Forward-looking statements therefore speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

By their very nature, forward-looking statements involve risks and uncertainties.
A number of important factors could therefore cause actual results to differ materially from those contained in any forward-looking statement. Such factors include the conditions in the financial markets in Germany, in Europe, in the United States and elsewhere from which we derive a substantial portion of our trading revenues, potential defaults of borrowers or trading counterparties, the reliability of our risk management policies, procedures and methods, and other risks referenced in our filings with the U.S. Securities and Exchange Commission. Such factors are described in detail in our SEC Form 20-F of March 25, 2004 in the section "Risk Factors". Copies of this document are available upon request or can be downloaded from www.deutsche-bank.com/ir.

## Financial Calendar for 2004/2005

| | |
|---|---|
| June 2, 2004 | General Meeting in the Festhalle Frankfurt am Main (Exhibition Center) |
| June 3, 2004 | Dividend payment |
| July 30, 2004 | Interim Report as of June 30, 2004 |
| October 29, 2004 | Interim Report as of September 30, 2004 |
| February 3, 2005 | Publication of figures for the 2004 financial year |
| April 29, 2005 | Interim Report as of March 31, 2005 |
| May 18, 2005 | General Meeting in the Festhalle Frankfurt am Main (Exhibition Center) |
| May 19, 2005 | Dividend payment |
| July 29, 2005 | Interim Report as of June 30, 2005 |
| October 28, 2005 | Interim Report as of September 30, 2005 |

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